787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 10, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Utility Trust (Securities Act File No. 333-236449, Investment Company Act File No. 811-09243) Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Utility Trust (the “Fund”), please find responses to telephonic comments provided by David Orlic of the staff (“Staff”) of the Securities and Exchange Commission (“SEC” or “Commission”) on August 19, 2020 regarding the letter filed with the Commission on August 4, 2020 responding to the Staff’s additional comments (the “Second Response Letter”) on the filing of the registration statement on Form N-2 (“Registration Statement”) filed by the Fund on February 14, 2020.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment. The Fund anticipates filing these additional changes in a pre-effective amendment (the “Amendment”) to the Registration Statement, pending any additional comments from the Staff. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page numbers are those of the Registration Statement.

General

(1)         Comment:        Please revise the form of the legal opinion required by Item 25(2)(l) of Form N-2 to opine on the subscription rights to purchase common shares, the subscription rights to purchase preferred shares and the notes to be registered in the Registration Statement. See Staff Legal Bulletin No. 19 (Oct. 14, 2011).

NEW YORK WASHINGTON HOUSTON PALO ALTO SAN FRANCISCO CHICAGO PARIS LONDON FRANKFURT BRUSSELS MILAN ROME

Securities and Exchange Commission

November 10, 2020

  Response:        The requested change has been made. A draft of the legal opinion to be filed with the Amendment was provided to the Staff via email on November 6, 2020.

(2)        Comment:        Please consider modifying the proposed disclosure in the response to Comment 5 in the Second Response Letter to add disclosure regarding what is “permitted by applicable law” with respect to the Fund’s fundamental investment restrictions relating to borrowing money and issuing senior securities.

Response:         The Fund will make the following changes to the proposed disclosure in the Amendment:

These investment restrictions prohibit the Fund from: (1) concentrating its investments (i.e., investing more than 25% of the Fund’s total assets) in securities of issuers in any industry other than the Utility Industry; (2) purchasing or selling commodities or commodity contracts, except that the Fund may purchase or sell futures contracts and related options thereon if certain conditions are met, and purchasing or selling sell real estate, provided that the Fund may invest in securities secured by real estate or interests therein or issued by companies which invest in real estate or interests therein; (3) making loans of money, except by the purchase of a portion of private or publicly distributed debt obligations or the entering into of repurchase agreements, and the Fund reserves the authority to make loans of its portfolio securities to financial intermediaries in an aggregate amount not exceeding 20% of its total assets; (4) borrowing money, except to the extent permitted by applicable law (i.e., the Fund generally may borrow money in amounts of up to one-third of the Fund’s total assets for any purpose, subject to the requirement that the Fund have asset coverage of at least 300% of the amount of its borrowings at the time the borrowing is incurred, and may borrow up to 5% of the Fund’s total assets for temporary purposes (for up to 60 days) without maintaining such 300% asset coverage); (5) issuing senior securities, except to the extent permitted by applicable law (i.e., the Fund may issue senior securities (which may be stock, such as preferred shares, and/or securities representing debt, such as notes), subject to the requirement that the Fund maintain asset coverage as required by the 1940 Act); and (6) underwriting securities of other issuers except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in selling portfolio securities.

(3)        Comment:        With respect to the modification to the second sentence of the proposed disclosure in the response to Comment 1 in the Second Response Letter (copied below), please explain how excluding foreign shareholders from a rights offering is consistent with Section 23(b)(1) of the Investment Company Act of 1930, as amended (the “1940 Act”), the interpretative letter issued by the Staff to the Association of Publicly Traded Investment Funds (Aug. 2, 1985) and the no-action letters

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issued by the Staff with respect to transferable rights offerings, which all provide that a rights offering by a fund must be made to “holders of one or more classes of its capital stock.”

Subscription Certificates will not be mailed to Record Date Shareholders whose addresses are outside the United States (for these purposes, the United States includes the District of Columbia and the territories and possessions of the United States) (the “Foreign Shareholders”). The Rights Agent, unless prohibited by local law, will send a letter via regular mail to Foreign Shareholders who own Common Shares directly (“Direct Foreign Shareholders”), as opposed to in “street name” with a broker or other financial intermediary, to notify them of the Rights offering. Direct Foreign Shareholders who wish to exercise their Rights should contact the Fund, as described above under “Inquiries,” to facilitate the exercise of such Rights and for instructions or any other special requirements that may apply in order for such Direct Foreign Shareholder to exercise its Rights. Direct Foreign Shareholders who wish to sell their Rights should contact the Rights Agent and follow the procedures described above under “Sales by Rights Agent.” Direct Foreign Shareholders are encouraged to contact the Fund or the Rights Agent as far in advance of the Expiration Date as possible to ensure adequate time for their Rights to be exercised or sold. Foreign Shareholders who own Common Shares in “street name” through a broker or other financial intermediary should contact such broker or other financial intermediary with respect to any exercise or sale of Rights.

Response:        The Fund respectfully submits that shareholders residing in foreign jurisdictions will not be excluded from participation in an offering of Rights, and any such shareholder may exercise or sell (in a transferable Rights offering) any Rights to which such shareholder is entitled. However, sending offering documents relating to a Rights offering to a foreign jurisdiction, including a letter to Direct Foreign Shareholders (as defined above) notifying them of a Rights offering, could require registration of the Rights offering in that jurisdiction. The costs of such registration could be unduly high in terms of both time and expense and would be borne by the Fund and, indirectly, by all shareholders, not solely the foreign shareholder whose local jurisdiction requires such registration. Accordingly, the modification to the proposed disclosure is intended to notify Direct Foreign Shareholders that they will not receive a letter notifying them of a Rights offering if sending such letter would require registration of the Rights offering under local law. The Fund intends to modify further the first and second sentences of the proposed disclosure to clarify this point as follows: “Offering documents, including Subscription Certificates, will not be mailed to Record Date Shareholders whose addresses are outside the United States (for these purposes, the United States includes the District of Columbia and the territories and possessions of the United States) (the “Foreign Shareholders”), if such mailing cannot be made into the non-U.S. jurisdiction without additional registration and incurring other expense that the Board has determined is not in the best interest of the Fund and its shareholders. ~~The~~ In such cases, unless determined to be not in the best interest of the Fund and its shareholders in accordance with the previous sentence, the Rights Agent will send a letter via regular mail to Foreign Shareholders who own Common Shares

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directly (“Direct Foreign Shareholders”), as opposed to in “street name” with a broker or other financial intermediary, to notify them of the Rights offering.”

The Fund respectfully submits that the Fund’s approach to sending Rights offering materials to foreign shareholders is consistent with previous Commission guidance regarding the dissemination of tender offer materials to foreign holders. In 1986, the Commission adopted amendments to the tender offer rules, including Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to incorporate an “all-holders requirement” and certain other amendments. Similar to Section 23(b)(1) of the 1940 Act, the all-holders requirement generally requires that a bidder’s or issuer’s tender offer must be open to all holders of the class of securities subject to the tender offer. In connection with adopting the all-holders requirement, the Commission stated the following:

“While a tender offer subject to Sections 13(e) and 14(d) of the Williams Act must be held open to all holders of the subject class of securities, including foreign persons, Rules 14d-10(b)(1) and 13e-4(f)(9)(i) make clear that the all holders requirement does not affect the required dissemination of tender offers. Under Rules 13e-4(e) and 14d-4, which govern dissemination of tender offers, adequate publication of an offer may include publication in a newspaper of national circulation. The Commission has not interpreted these provisions as requiring dissemination of tender offer materials outside of the United States, and the adoption of the all-holders requirement is not intended to impose any additional requirements in this regard.” (Emphasis added.)

See 51 Fed Reg. 25873, 25877 (July 17, 1986). In 2008, the Commission adopted amendments to certain cross-border exemptions for tender offers, business combination transactions and rights offerings and issued interpretive guidance on certain related topics, including non-US holders of target company securities and the all-holders requirement. In the adopting release, the SEC reiterated its position, originally expressed in 1986, that:

●	Tender offers subject to the provisions of Section 13(e) or 14(d) of the Exchange Act must be open to all target security holders, including foreign persons; and
●

Although foreign target holders may not be excluded from U.S. tender offers under these provisions, “our rules do not require dissemination of offer materials outside the United States.” (Emphasis added.)

See 73 Fed. Reg. 60050, 60075 (Oct. 9, 2008). In the footnote attached to the text quoted above, the Commission stated the following:

Based on the guidance provided here, a statement that a tender offer is not being made into a particular jurisdiction is permissible where it means that tender offer materials are not being distributed into that jurisdiction. As discussed here, however, it may not mean that tenders from foreign target holders resident there will not be accepted, where an offer is subject to

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U.S. all-holders requirements. Statements that tenders from target security holders in certain jurisdictions will not be accepted are impermissible, for the reasons discussed above.

Id. The Commission also declined to adopt any de minimis or other exemption to the all-holder requirement for non-U.S. holders, acknowledging that foreign tender offer rules may apply in certain circumstances and stating that “it is not clear that allowing foreign target holders to participate in a U.S. offer generally would present significant burdens or risks for bidders, where no offer materials are distributed outside the United States.” (Emphasis added.) See id.

The approach suggested by the Fund above is consistent with the Commission’s position regarding dissemination of materials into foreign jurisdictions in other contexts (i.e., tender offers) in that such rules do not require offer materials to be distributed outside of the United States. In the case of a Rights offering by the Fund, no eligible shareholder will be excluded from participation in the offering based on their geographic location or for any other reason. All shareholders who wish to exercise or sell (in a transferable Rights offering) any Rights to which such shareholders are entitled may do so. The Fund will make reasonable efforts to communicate with all of its shareholders but reserves the right not to incur the time and expense of registering the offering in jurisdictions outside of the United States in the event a shareholder may reside in a foreign jurisdiction. Given the similar concerns with excluding foreign holders from participating in rights offerings and tender offers, which are required to be made to all holders of the relevant class of securities under applicable law, the Fund believes that the above-cited guidance with respect to tender offers should apply equally to rights offerings, including transferable rights offerings, by closed-end funds. As noted above, while the Fund may not be able to send Rights offering materials to all foreign shareholders, it would permit any foreign shareholder to participate in a Rights offering who wishes to do so.

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Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8955.

Very truly yours,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:      Bruce N. Alpert, The Gabelli Utility Trust

John C. Ball, The Gabelli Utility Trust

Peter D. Goldstein, Esq., Gabelli Funds, LLC

Jay Spinola, Esq., Willkie Farr & Gallagher LLP